News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT) 4 November 2008

REED ELSEVIER ANNOUNCES CEO SUCCESSION

Reed Elsevier has today announced the appointment of Ian Smith to succeed Sir Crispin Davis as Chief Executive Officer. Mr Smith joins Reed Elsevier’s board as CEO-designate on 1 January 2009 to ensure a seamless transition before Sir Crispin retires in March.

Mr Smith is a seasoned global business leader with significant international experience of strategy and operations across a diverse range of companies and sectors. He was most recently chief executive of Taylor Woodrow plc, which he left having completed the merger with George Wimpey plc. His previous roles have included CEO of General Healthcare Group (GHG) where he refocused the business strategy and enhanced performance; CEO Europe, Middle East and Africa at Exel Group where he played a pivotal role in the transformation of a freight management business into a leading integrated logistics provider and ran the largest division with revenues of over £5 billion and 60,000 employees; and CEO Europe of Monitor, the strategy consulting firm, where he built the European operations. Mr Smith began his career at Royal Dutch Shell, finishing his time there as one of the country CEOs in the Middle East.

Commenting on the appointment, Jan Hommen, Chairman, said: “Ian Smith is an outstanding business leader who will build on Reed Elsevier’s strong foundations of global leadership positions, a growing digital presence and a dynamic management team. We are delighted to welcome him to the company to take Reed Elsevier through the next phase of our growth.

“Crispin Davis has been a tremendous leader of Reed Elsevier over the last nine years. He defined the strategy and transformed the business to make Reed Elsevier one of the leading digital professional information companies in the world. We are greatly in Crispin’s debt and he leaves an impressive record on which to build.”

Sir Crispin Davis, CEO, said: “Nine years ago we set out to transform Reed Elsevier into a leading digital information services company, focused on our customers and delivering a strong, consistent financial performance. With a high quality management team and talented people across the world, we have successfully done this and I am honoured to have led Reed Elsevier during this important phase of our development.”

Ian Smith said: “Reed Elsevier is renowned for its reputation, talented people, world-class brands and strong customer relationships. I am delighted to be given the opportunity to lead the business and consolidate its position as one of the world’s leading professional information companies. Our future looks very exciting.”

There are no further matters to be disclosed under LR 9.6.13R of the Listing Rules of the UK Listing Authority.

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Enquiries

Patrick Kerr (Media)
+44 20 7166 5646

Sybella Stanley (Investors)
+44 20 7166 5630

Notes to Editors

About Reed Elsevier

Reed Elsevier is a world leading provider of professional information and online workflow solutions in the Science, Medical, Legal, Risk Analytics, and Business sectors.

The group employs more than 35,700 people, including approximately 19,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584m/€6,693m.

Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

Sir Crispin Davis, 59, has been CEO of Reed Elsevier since 1999.

About Ian Smith

Ian Smith, 54, is a British national who was educated at Oxford and Hull Universities and Harvard Business School. He is a non-executive director of Galiform plc and is a panel member of the Royal Mail Review Board.

IAN SMITH – CAREER SUMMARY

Sept 2007 to date	Private equity consulting and other advisory roles
Taylor Woodrow Plc
Jan 2007 – Jul 2007	Chief Executive Officer, London UK

2004 – 2006	General Healthcare Group Chief Executive Officer, London UK

1998 – 2004 2002 – 2004 1998 – 2002	Exel Group Plc Chief Executive Officer, Exel EMEA, London UK Group Commercial Director, Ocean Group, London UK

1986 – 1998 1993 – 1998 1987 — 1993 1986 — 1987	Monitor
Partner of the Global Board (HQ in Boston, USA) and Chief
Executive Officer, Europe, London UK
Consultant, Partner of the Global Board (HQ in Boston,
USA) and
Chief Executive Officer, Europe, Amsterdam, Netherlands
Consultant while at Harvard Business School, Boston, USA

1978 – 1985 1983 – 1985 1981 – 1983	Royal Dutch/Shell Group of Companies Chief Executive Officer, Shell Jordan Marketing Director, Shell Oman

Mr Smith will be paid an annual salary of £900,000 and will participate in the company’s established bonus and long-term incentive schemes which at target would deliver an additional x3 salary.